THE HEICO COMPANIES, LLC
                      EXTENDS OFFER PERIOD TO JUNE 16, 2000


SAN RAMON, Calif.- (BUSINESS WIRE) - June 1, 2000 - Robertson-Ceco Corporation (NYSE:RHH; "Robertson-Ceco") announced today that The Heico Companies, LLC ("Heico") has extended the offer to purchase any and all of the outstanding shares of common stock of Robertson-Ceco, at a price of $11.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 and the related Letter of Transmittal (the "Offer"). Pursuant to the terms and conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal, the Offer was scheduled to expire at 5:00 p.m., New York City Time, on June 2, 2000. Heico has decided to extend the Offer so that it will expire at 5:00 p.m., New York City Time, on June 16, 2000.

As of 5:00 p.m. New York City Time on May 31, 2000, 2,240,338 shares of Robertson-Ceco common stock had been validly tendered and not withdrawn pursuant to the Offer.

Headquartered in San Ramon, California, Robertson-Ceco Corporation is a leading manufacturer of pre-engineered metal buildings for commercial and industrial uses.

The Heico Companies, LLC, a privately owned holding company headquartered in Chicago, owns and operates a diversified portfolio of over thirty companies. Activities include construction equipment and services, heavy machinery, materials handling, food processing, and other interests.

Contact:

         Robertson-Ceco Corporation
         Ronald D. Stevens, 925/543-7599
                  or
         The Heico Companies, LLC
         Michael E. Heisley, Sr., 312/419-8220